Fortuna Reports Record Silver Production of 953,091 Ounces and 5,137 Ounces of Gold for First Quarter 2012

Vancouver, April 16, 2012-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI) announces production figures for the first quarter of 2012 from its two operating mines in Latin America, the San Jose mine in Mexico and the Caylloma mine in Peru.  Both mines are performing above planned production levels and the Company is on schedule to deliver 3.7 million ounces of silver and 17,400 ounces of gold or 4.6 million ounces of silver equivalent plus significant base metal by-product in 2012.

First Quarter Production Highlights

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Silver production of 953,091 ounces; 4.3% increase over Q4 2011

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Gold production of 5,137 ounces; 23.7% increase over Q4 2011

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Lead production of 4,443,367 pounds; 1.1% increase over Q4 2011

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Zinc production of 5,320,639 pounds; 6.5% decrease over Q4 2011

Mr. Jorge Ganoza, President & CEO, commented: “We are extremely pleased that our mines continue to operate well within plans, resulting in these record production figures.  Not only are we on target to meet our annual guidance, we are also seeing opportunities for higher silver and gold resource and reserve grades in the lower levels of the San Jose mine.  We are working to incorporate reconciliation of these higher grades into our resource models by mid-year.”

Consolidated Operating Highlights

	First Quarter 2012			Fourth Quarter 2011
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	113,444	87,056		116,364	87,884
Average tpd milled	1,289	989		1,307	987
Silver*
Grade (g/t)	171	198		177	159
Recovery (%)	77.51	84.64		80.78	84
Production (oz)	484,226	468,865	953,091	536,426	377,377	913,803

	First Quarter 2012			Fourth Quarter 2011
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.39	1.92		0.35	1.48
Recovery (%)	45.33	83.51		44.87	84.90
Production (oz)	640	4,497	5,137	591	3,562	4,153
Lead
Grade (%)	1.98			1.85
Recovery (%)	89.92			92.40
Production (lbs)	4,443,367		4,443,367	4,396,319		4,396,319
Zinc
Grade (%)	2.43			2.47
Recovery (%)	87.71			89.73
Production (lbs)	5,320,639		5,320,639	5,687,747		5,687,747

                      (*) Caylloma mine Ag recovery in Pb concentrate

San Jose Mine, Mexico

The San Jose mine continues to outperform planned metal production.  Silver and gold productions for the quarter were 15% and 29% above budget respectively.  Average head grades for silver and gold were 198 g/t and 1.92 g/t or 20% and 41% above plan.  This is the result of higher contribution to production and higher grades from reserves in the newly open level 1350, currently the deepest production level of the mine.

The main access decline has reached level 1300, where a new production level will be developed in anticipation to the expansion to 1500 tpd during 2013.  Reserves and resources at San Jose have an increasing grade and thickness profile with depth.  The results of ongoing reserve and resource grade and tonnage reconciliation will be incorporated into the 2012 estimations scheduled for mid-year.  Recovery for silver and gold is within 97% and 93% of design parameters.

Caylloma Mine, Peru

Silver and gold productions for the quarter were 5% and 17% above budget respectively.  Average head grades for silver and gold were 171 g/t and 0.39 g/t or 2% and 8% above plan.  Metallurgical recovery for silver is down to 77.5% from a planned recovery of 82% for the quarter and the year.  Silver recovery is being affected by the contribution of high grade oxidized ore from reserves in level six of the Animas vein.  Management expects recoveries will continue to be affected throughout the year as mining progresses through oxidized reserves in the upper levels of the mine, reverting back to historic recoveries of approximately 84% in early 2013.  Management is conducting metallurgical testing and evaluating alternatives, including restarting the copper circuit, which can have an effect on improvement of mixed oxide-sulfide recoveries this year.

The Company noted that it has received notification on April 3rd, 2012 from the Peruvian Ministry of Energy and Mines (Ministerio de Energía y Minas) outlining its observations on the construction permit of the new tailings facility and granting thirty days for a response.  The Company does not view the observations as material at this point and is confident the observations can be addressed in April.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The Company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI

Investor Relations:

Management Head Office: Carlos Baca - Tel:  +51.1.616.6060, ext. 0

Corporate Office:  Ralph Rushton - Tel:  +1.604.484.4085

Media Contact, North America:

Christina Pagano

Breakstone Group

Phone: 212-213-2851

Mobile:  646-382-3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.